1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2010

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.] Form 20-F  ☒ Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes  ☐ No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                        ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date February 5, 2010	By	/S/ ZHANG BAOCAI
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

DELAY IN DESPATCH OF CIRCULAR REGARDING

MAJOR TRANSACTION IN RELATION TO

ACQUISITION OF 100% OF THE ISSUED SHARE CAPITAL

IN FELIX RESOURCES LIMITED BY WAY OF A SCHEME OF ARRANGEMENT

The Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.67A(3) of the Hong Kong Listing Rules that the despatch of the Supplemental Circular be extended to on or before 23 March 2010.

Reference is made to the initial circular (the “Initial Circular”) of Yanzhou Coal Mining Company Limited (the “Company”) dated 11 September 2009 in relation to the Company’s acquisition of 100% of the issued share capital in Felix Resources Limited (“Felix”) by way of a scheme of arrangement. Capitalised terms used in this announcement shall have the same meanings as those defined in the Initial Circular unless otherwise defined.

As set out in the section headed “Delay in Disclosure of Certain Non-public Information of The Enlarged Group” of the Initial Circular, the Company did not have sufficient access to Felix’s financial systems at the time of issuing the Initial Circular and would therefore defer the publication of certain non-public financial information relating to Felix in the manner set out in Rule 14.67A(3) of the Hong Kong Listing Rules, for the purpose of complying with the disclosure requirements in respect of Felix and the Enlarged Group under Rules 14.66 and 14.67 of the Hong Kong Listing Rules.

Pursuant to 14.67A(3) of the Hong Kong Listing Rules, the Company is required to despatch a supplemental circular (the “Supplemental Circular”) within 45 days of the earlier of: (1) the Company being able to exercise control over Felix; and (2) the Company being able to gain full access to the books and records of Felix. The Company obtained control and full access to the books and records of Felix on 23 December 2009 and as such, the Supplemental Circular is required to be despatched to the Company’s shareholders on or before 6 February 2010.

However, due to a series of public holidays in China and Australia, e.g. Christmas, New Year holidays, Australia National Day and the upcoming Chinese New Year holidays and the substantial amount of financial information and work involved, additional time is required by the reporting accountant to complete its accountant’s report and report on unaudited pro forma financial information for inclusion in the Supplemental Circular. The Company, therefore, has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.67A(3) of the Hong Kong Listing Rules that the despatch of the Supplemental Circular be extended to on or before 23 March 2010.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

5 February 2010

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Shi Xuerang, Mr.Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310